UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-172952

SITEL WORLDWIDE CORPORATION
(Exact Name of Registrant as Specified in its Charter)

3102 West End Avenue
Two American Center, Suite 900
Nashville, Tennessee, 37203
(615) 301-7100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
11.5% Senior Notes due 2018
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

* In 2011, SITEL Worldwide Corporation (the “Company”) registered the 11.5% Senior Notes due 2018 (the “Securities”) under the Securities Act of 1933, as amended, pursuant to a Form S-4 declared effective by the Securities Exchange Commission (the “Commission”). Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company to file reports under Section 15(d) of the Exchange Act was suspended for the fiscal year beginning January 1, 2013, because the Securities were held of record by less than 300 persons as of that date. The Company continued to file on a voluntary basis. On September 18, 2015, the Company redeemed all the Securities. The Company is filing this Form 15 to provide notice of its intention to cease voluntarily filing reports with the Commission under Section 15 of the Exchange Act.
Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, SITEL Worldwide Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 18, 2015	SITEL WORLDWIDE CORPORATION

	By:	/s/ David Beckman
	Name:	David Beckman
	Title:	Chief Legal Officer and Secretary

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